Exhibit 99.1

EXECUTION VERSION

Brookfield Finance LLC

4.000% Notes Due 2024

Underwriting Agreement

New York, New York
March 7, 2017

To the Representatives named in
Schedule I hereto of the several
Underwriters named in
Schedule II hereto

Ladies and Gentlemen:

Brookfield Finance LLC, a Delaware limited liability company (“US LLC”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of its debt securities identified in Schedule I hereto (the “Notes”), to be issued under an indenture, to be dated as of March 10, 2017, as supplemented by the First Supplemental Indenture to be dated as of March 10, 2017 (collectively, the “Indenture”), among US LLC, Brookfield Asset Management Inc., a corporation organized under the laws of Ontario (the “Parent”), as guarantor, Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”) and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”).  The Notes will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by the Parent pursuant to the Indenture (the “Guarantees”).  The Notes and the Guarantees are collectively referred to herein as the “Securities”.  To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives, Underwriters and Trustees shall mean either the singular or plural as the context requires.  Any reference herein to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the filing of any document incorporated or deemed to be incorporated therein by reference.  Certain terms used herein are defined in Section 22 hereof.

1.             Representations and Warranties.  US LLC and the Parent, jointly and severally, represent and warrant to, and agree with, each Underwriter as set forth below in this Section 1.

(a)           Each of US LLC and the Parent meets the requirements under the securities laws, rules, regulations, instruments and orders applicable in each of the provinces of Canada (“Canadian Securities Law”) as interpreted and applied by the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Provinces”) for the use of a short form shelf prospectus with respect to the Securities and for the distribution of securities under the rules and procedures established in National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Canadian Shelf Procedures”); a preliminary short form base shelf prospectus and a final short form base shelf prospectus relating to US$2,500,000,000 aggregate principal amount of, among other things, (i) debt securities, guarantees of US LLC debt securities, Class A Preference Shares and Class A Limited Voting Shares of the Parent and (ii) debt securities of US LLC (collectively, the “Shelf Securities”) have been filed in the English and French languages, as applicable, with the Qualifying Authorities; receipts under National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) have been issued by the Ontario Securities Commission (the “Principal Regulator”) on behalf of itself and the other Qualifying Authorities in respect of such short form base shelf prospectus and any amendment thereto; a preliminary prospectus supplement relating to the Securities has been filed with the Qualifying Authorities; and no order suspending the distribution of the Securities has been issued by any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of US LLC or the Parent, threatened by any of the Qualifying Authorities. The final short form base shelf prospectus filed with the Qualifying Authorities for which a Receipt has been obtained, as most recently amended or supplemented (excluding any supplement relating only to a prior offering of Securities) prior to the date of this Agreement, is hereinafter called the “Canadian Base Prospectus”; the preliminary prospectus supplement relating to the Securities, which excludes certain pricing information and other final terms of the Securities, and provided to the Underwriters for purposes of marketing the Securities and filed with the Qualifying Authorities in the English and French languages, as applicable, pursuant to the Canadian Shelf Procedures and Canadian Securities Law, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the Securities to be filed, in the English and French languages, as applicable, with the Qualifying Authorities pursuant to the Canadian Shelf Procedures and Canadian Securities Law in accordance with Section 5(a) hereof, and which includes the pricing and other information excluded from the Canadian Preliminary Prospectus (the “Canadian Final Supplement”), together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter called the “Canadian Final Prospectus”;

(b)           The Parent meets the general eligibility requirements for use of Form F-10 under the Act (“Form F-10”) and US LLC meets the general eligibility requirements for use of Form F-3 under the Act (“Form F-3”). The Parent and US LLC have filed with the Commission a combined registration statement on Forms F-10 and F-3 (File Nos. 333-215992 and 333-215992-01) providing for the registration of the Shelf Securities under the Act and the rules and regulations of the Commission thereunder and, in the case of the Parent, an appointment of agent for service of process for the Parent on Form F-X (the “Form F-X”) in conjunction with the filing of the registration statement with the Commission, and have caused the U.S. Trustee to prepare and file with the Commission a

Form T-1 (the “Form T-1”) under the Trust Indenture Act; such registration statement, and including any amendments thereto filed prior to the Execution Time, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, each in the form heretofore delivered or to be delivered to the Representatives, have been declared effective by the Commission in such form; US LLC and the Parent have filed with the Commission, pursuant to Rule 424(b) under the Act or General Instruction II.L. of Form F-10, as applicable, a preliminary prospectus supplement relating to the offering of the Securities; no other document with respect to such registration statement has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of US LLC and the Parent, threatened by the Commission. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) under the Act or General Instruction II.L. of Form F-10, as applicable, are hereinafter collectively called the “Registration Statement”; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any documents incorporated by reference therein after the effective date of the initial Registration Statement; the base prospectus filed as part of the Registration Statement relating to the Shelf Securities, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; any preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to Rule 424(b) under the Act or General Instruction II.L. of Form F-10, as applicable, together with the U.S. Base Prospectus, which is used prior to the filing of the U.S. Final Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to Rule 424(b) under the Act or General Instruction II.L. of Form F-10, as applicable, after the Execution Time in accordance with Section 5(a) hereof, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Final Prospectus”;

(c)           The documents which are incorporated by reference in the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus as of the date of this Agreement, when they were filed with the Qualifying Authorities, conformed in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying Authorities; any further documents filed with the Qualifying Authorities and incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus, when such documents are filed with the Qualifying Authorities, will conform in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying

Authorities; and no such documents were filed with the Qualifying Authorities since the Qualifying Authorities’ close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement, other than any other marketing materials required to be filed under Canadian Securities Law;

(d)           On each Effective Date, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with Rule 424(b) under the Act or General Instruction II.L. of Form F-10, as applicable, and on the Closing Date (as defined herein), the U.S. Final Prospectus and the Canadian Final Prospectus (and any amendments and supplements thereto) will, comply in all material respects with the applicable requirements of the Act, Canadian Securities Law, and the Trust Indenture Act and the respective rules thereunder; no order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus used outside of Canada has been issued by the Commission or the Qualifying Authorities; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing in accordance with Rule 424(b) under the Act or General Instruction II.L. of Form F-10, or in accordance with Canadian Securities Law and on the Closing Date, each of the U.S. Preliminary Prospectus, the U.S. Final Prospectus (together with any supplement or amendment thereto), the Canadian Preliminary Prospectus and the Canadian Final Prospectus (together with any supplement or amendment thereto) contains or will contain full, true and plain disclosure of all material facts relating to US LLC, the Parent and the Securities and does not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that US LLC and the Parent make no representations or warranties as to the information contained in or omitted from the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto) in reliance upon and in conformity with information furnished in writing to US LLC or the Parent by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(e)           (i) The Disclosure Package and (ii) each electronic road show, when taken together as a whole with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to US LLC or the Parent by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(f)            (i) At the earliest time after the filing of the Registration Statement that US LLC, the Parent or another offering participant made a bona fide offer of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), neither US LLC nor the Parent was or is an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that US LLC or the Parent be considered an Ineligible Issuer;

(g)           Each Issuer Free Writing Prospectus, including the final term sheet prepared and filed pursuant to Section 5(c) hereto, does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to US LLC or the Parent by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(h)           Neither US LLC nor the Parent, nor any of the Parent’s subsidiaries, has sustained since the date of the latest audited financial statements included or incorporated by reference in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, which loss or interference is materially adverse to the Parent and its subsidiaries, on a consolidated basis, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus; and, since the respective dates as of which information is given in each of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there has not been any change in the capital stock of the Parent (other than pursuant to stock dividends, conversions of securities, director, officer or employee stock options, the Parent’s dividend re-investment plan, normal course issuer bids and other director, officer or employee benefit plans and agreements described or referred to in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus), any increase in the long-term debt of the Parent and its subsidiaries on a consolidated basis, or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position or results of operations of the Parent and its subsidiaries, which change has (or, in the case of prospective changes, will have) a Material Adverse Effect;

(i)            Each of US LLC, the Parent and the Parent’s material subsidiaries has been duly amalgamated, formed or incorporated and is validly existing in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate or limited partnership power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be duly qualified and in good standing would not individually or in the aggregate have a Material Adverse Effect;

(j)            The Parent has the authorized capitalization as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and all of the issued and outstanding shares of the Parent have been duly and validly authorized and issued and are fully paid and non-assessable, all of the issued and outstanding shares or analogous securities of each material subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and, except as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, the Parent (directly or indirectly) owns all of issued and outstanding shares or other voting, equity or participating securities of each of its material subsidiaries, in each case free and clear of any Encumbrance (other than Encumbrances granted in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus) and no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any unissued shares or other voting, equity or participating securities of the Parent, except as otherwise described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(k)           The authorized capital of US LLC consists of an unlimited number of common shares, of which one common share is issued and outstanding as of the date hereof, and all of the issued and outstanding shares of US LLC have been duly and validly authorized and issued and are fully paid and non-assessable.  The Parent (directly or indirectly) owns all of the issued and outstanding shares or other voting, equity or participating securities of US LLC, in each case free and clear of any Encumbrance and no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any unissued shares or other voting, equity or participating securities of US LLC;

(l)            Except as disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, the Parent and each of its material subsidiaries has good and marketable title to all of its material assets including all material licenses, free and clear of all Encumbrances (other than Encumbrances granted in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final

Prospectus and the Canadian Final Prospectus), which are material to the Parent and its subsidiaries, on a consolidated basis;

(m)          This Agreement has been duly authorized executed and delivered by US LLC and the Parent;

(n)           The Indenture has been duly authorized by US LLC and the Parent and duly qualified under the Trust Indenture Act and, at the Closing Date for the Securities, the Indenture will constitute a valid and legally binding instrument, enforceable against US LLC and the Parent in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Indenture is substantially in the form, save for any indenture supplements relating to a particular issuance of debt securities, filed as an exhibit to the Registration Statement; and the Indenture conforms, and the Securities will conform, to the descriptions thereof contained in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(o)           The Notes have been duly authorized by US LLC for issuance and sale pursuant to this Agreement and the Indenture, and when executed by US LLC and authenticated by the Trustees in accordance with the terms of the Indenture and delivered against payment of the purchase price therefor, will conform in all material respects to the description thereof contained in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and will constitute valid and legally binding obligations of US LLC, enforceable against US LLC in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(p)           The Guarantees have been duly authorized by the Parent, and when the Notes have been executed and authenticated in the manner provided for in accordance with the provisions of the Indenture and issued and delivered against payment of the purchase price therefor, the Guarantees will constitute valid and legally binding agreements of the Parent, enforceable against the Parent  in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(q)           The issue and sale of the Securities and the execution of and compliance by US LLC and the Parent with all of the provisions of the Securities, the Indenture, this Agreement, and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which US LLC or the Parent or any of the Parent’s material subsidiaries is a party or by which US LLC or the Parent or any of the Parent’s material subsidiaries is bound or to which any of the property or assets of US LLC or the Parent or any of the Parent’s material subsidiaries is subject, nor will such action result in any violation of the provisions of the limited liability company agreement of US LLC or the articles or by-laws of the Parent or any of the Parent’s material subsidiaries, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over US LLC or the Parent or any of the Parent’s material subsidiaries or any of its or their properties; and no consent, approval, authorization, order, registration, clearance or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities or the consummation by US LLC or the Parent of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Closing Date, obtained under Canadian Securities Law, the Act and the Trust Indenture Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters as contemplated herein and in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(r)            The statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Description of Debt Securities” and “Description of the Notes”,  insofar as they purport to constitute a summary of the terms of the Securities, and set forth under the captions “Plan of Distribution” and “Underwriting”, insofar as they purport to describe the provisions of the laws and documents referred to therein, and the statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Eligibility For Investment”, fairly and accurately summarize the matters described therein in all material respects;

(s)            Neither US LLC nor the Parent nor any of the Parent’s material subsidiaries is in violation of its certificate of incorporation, certificate of formation, by-laws, partnership agreement or operating agreement, as applicable.  Neither US LLC nor the Parent nor any of the Parent’s subsidiaries, is in default (or with the giving of notice or lapse of time would be in default) in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except such violations or defaults which would not individually or in the aggregate have a Material Adverse Effect;

(t)            Other than as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there are no legal or governmental actions or proceedings pending against or to which US LLC or the Parent or any of the Parent’s subsidiaries is a party or of which any property of US LLC or the Parent or any of the Parent’s subsidiaries is the subject which, if determined adversely to US LLC or the Parent or any of the Parent’s subsidiaries, would individually or in the aggregate be reasonably likely to have a Material Adverse Effect; and, to US LLC’s and the Parent’s knowledge, there are no such actions or proceedings threatened or contemplated;

(u)           Neither US LLC nor the Parent are, and, after giving effect to the offering and sale of the Securities, and the application of the proceeds thereof as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, neither will be, required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(v)           No stamp or other issuance or transfer taxes or duties and no withholding or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by US LLC of the Notes outside Canada to or for the respective accounts of the Underwriters or (B) the sale and delivery of the Notes outside Canada by the Underwriters to the initial purchasers thereof (assuming (i) the Underwriters are not, and are not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) and (ii) the Underwriters do not hold or use the Notes in the course of carrying on business in Canada for purposes of the Income Tax Act (Canada));

(w)          The Parent has complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange, and, to the knowledge of the Parent, the Parent’s directors and executive officers, in their capacities as such, have complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange;

(x)           The Parent maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, (“NI 52-109”) and such controls and procedures are effective to ensure that all material information concerning the Parent is made known, on a timely basis, to the individuals responsible for the preparation of the Parent’s filings with the Commission and the Qualifying Authorities.  The Parent maintains systems of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent’s internal control over financial reporting is effective and the Parent is not aware of (a) any significant deficiency or material weaknesses in the design or operation of internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and, in Canada, under NI 52-109) which are reasonably likely to adversely affect the Parent’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal controls over financial reporting;

(y)           Deloitte LLP, who have certified certain financial statements of the Parent and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, are independent auditors with respect to the Parent within the meaning of the Act and the applicable published rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by applicable Canadian Securities Law;

(z)           The consolidated historical financial statements and schedules (including the financial results for the year ended December 31, 2015) of the Parent and its consolidated subsidiaries included in each of the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus and the Registration Statement present fairly, in all material respects, the financial condition, results of operations and cash flows of the Parent as of the dates and for the periods indicated, comply as to form, in all material respects, with applicable accounting requirements and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  There have been no changes in the consolidated assets or liabilities of the Parent from the position thereof as set forth in the consolidated historical financial statements and schedules of the Parent and its consolidated subsidiaries, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Parent and except for changes that are disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(aa)         The press release of the Parent dated February 9, 2017, in respect of the Parent’s results for the fourth quarter and year ended December 31, 2016 presents fairly and correctly, in all material respects, the financial position and operating results of the Parent as at the dates and for the periods indicated therein;

(bb)         The Parent and each of its subsidiaries holds all requisite material licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects and none of the same contains any burdensome term, provision, condition or limitation except such licenses or other similar rights the absence of which would not have a Material Adverse Effect;

(cc)         US LLC and the Parent and each of the Parent’s material subsidiaries has filed on a timely basis all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except where the failure to do so would not have a Material Adverse Effect; neither US LLC nor the Parent are aware of any material tax deficiencies or material interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to US LLC, the

Parent or any of the Parent’s material subsidiaries which have not otherwise been provided for by US LLC or the Parent and the Parent’s subsidiaries, on a consolidated basis;

(dd)         Each of US LLC and the Parent is a reporting issuer not in default or the equivalent thereof under the applicable securities laws of each province of Canada that recognizes such concept; each of US LLC and the Parent is in compliance with or is exempt from its timely disclosure obligations under the applicable securities laws in all of the provinces of Canada, the Exchange Act and under the rules of the Toronto Stock Exchange and the New York Stock Exchange, as applicable;

(ee)         No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Parent has been issued or made by the Commission or by any securities commission in Canada or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Parent’s knowledge, contemplated or threatened by any such authority or under any Applicable Securities Laws;

(ff)          US LLC and the Parent shall use the net proceeds received by US LLC from the sale of the Securities in the manner specified in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under the heading “Use of Proceeds”;

(gg)         Neither the Parent nor any of the Parent’s subsidiaries nor, to the knowledge of US LLC or the Parent, any director, officer, agent or employee of the Parent or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a sanction for violation by such persons of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or, except as previously disclosed to the Underwriters, any similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Parent and the Parent’s subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith.  No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder;

(hh)         The operations of the Parent and the Parent’s subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Parent or any of the Parent’s subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of US LLC or the Parent, threatened; and

(ii)           Neither the Parent nor any of the Parent’s subsidiaries nor, to the knowledge of US LLC or the Parent, any director, officer, agent or employee of the Parent or any of the Parent’s subsidiaries (i) is, or is controlled by or is acting on behalf of, an individual or entity that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Crimea, Cuba, Sudan, Syria, Iran and North Korea (collectively, the “Sanctioned Countries” and each, a “Sanctioned Country”) or (iii)  will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise).

Any certificate signed by any officer of US LLC or the Parent, respectively, and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by US LLC or the Parent, respectively, as to matters covered thereby, to each Underwriter.

2.             Purchase and Sale.  Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, US LLC agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from US LLC, at the Price to Public set forth in Schedule I hereto the principal amount of the Notes set forth opposite such Underwriter’s name in Schedule II hereto. On the Closing Date, US LLC will pay, as an underwriting commission in respect of the public distribution of the Securities, to the Underwriters, the commission set forth in Schedule I hereto (the “Underwriting Commission”). Such Underwriting Commission may be paid by US LLC to the Underwriters by setting off the Underwriting Commission payable by US LLC to the Underwriters against the amount payable by the Underwriters to US LLC as the purchase price for the Securities.

3.             Delivery and Payment.  Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and US LLC or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”).  Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of US LLC by wire transfer payable in same-day funds to an account specified by US LLC.

Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

4.             Offering by Underwriters.

(a)           The several Underwriters will only offer the Securities for sale to the public as set forth in the U.S. Final Prospectus and the Canadian Final Prospectus.

(b)           The Underwriters shall offer the Securities for sale to the public directly and through banking and selling group members, only as permitted by and in compliance with Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Final Prospectus and the U.S. Final Prospectus, as applicable, and in this Agreement. Each of the Underwriters hereby severally represents, warrants and covenants and will require each banking and selling group member to represent, warrant and covenant to the Underwriters that: (a) other than the Canadian Final Prospectus and the March 2017 Marketing Materials (modified as permitted by sections 9A.3(2) and 9A.3(3) of NI 44-102), it has not provided and will not without the prior written approval of US LLC and the Representatives provide any information in respect of the Securities to any potential investors of the Securities resident in Canada including, without limitation: (i) marketing materials in respect of the Securities; and (ii) a standard term sheet in respect of the Securities; and (b) it will provide a copy of the Canadian Base Prospectus and any applicable shelf prospectus supplement and amendment that has been filed with any marketing materials (including the March 2017 Marketing Materials) that are provided to a potential investor of the Securities resident in Canada.

(c)           The Underwriters propose to offer the Securities initially at the price set forth in Schedule I hereto. After a reasonable effort has been made to sell all of the Securities at the price set forth in Schedule I hereto, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Securities are offered, provided that the Securities are not at any time offered at a price greater than the price set forth in Schedule I hereto.  Any decrease in the price at which the Securities are offered will not decrease the amount of the net proceeds of the offering to US LLC.

(d)           The Underwriters will not solicit offers to purchase or sell Securities so as to require registration thereof or the filing of a prospectus, registration statement or other notice or document with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces and the United States, or which could subject US LLC or the Parent to reporting obligations in any such jurisdiction or result in the listing of US LLC or the Parent’s securities on any exchange other than an exchange where such securities are listed as of the date hereof, and will require each banking and selling group member to agree with the Underwriters not to so solicit or sell, provided that the Underwriters and the banking and selling groups may offer and sell the Securities outside of the Qualifying Provinces and the United States if such offer and sale is conducted in compliance with the securities laws of such jurisdictions and does not require US LLC or the Parent to file any prospectus, registration statement or other notice or document in connection with such offer and sale or subject US LLC or the Parent to reporting obligations in any such jurisdiction or result in the listing of US LLC’s or the Parent’s securities on any exchange other than an exchange where such securities are listed as of the date hereof.

(e)           Each Underwriter shall notify the Representatives, and the Representatives shall notify US LLC and the Parent, in writing, of the aggregate principal amount of Securities sold in each of the Qualifying Provinces as soon as possible after the distribution of the Securities has been completed, and in any event no later than 30 days following the date on which such distribution has been completed.

(f)            For the avoidance of doubt, Deutsche Bank Securities Inc., Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Itau BBA USA Securities, Inc., MUFG Securities Americas Inc., Mizuho Securities USA Inc., Natixis Securities Americas LLC, Santander Investment Securities Inc., SG Americas Securities, LLC and SMBC Nikko Securities America, Inc. are not acting as underwriters of the Securities in any province or territory of Canada and no action on their part in their capacity as underwriters of the offering of Securities in the United States will create any impression or support any conclusion that they are acting as underwriters of the Securities in any province or territory of Canada.

5.             Agreements.  US LLC and the Parent jointly and severally agree with each of the several Underwriters that:

(a)           Prior to the termination of the offering of the Securities, neither US LLC nor the Parent will file any amendment of the Registration Statement or supplement (including the U.S. Final Prospectus, the Canadian Final Prospectus or any U.S. or Canadian Preliminary Prospectus) to the U.S. or Canadian Base Prospectus as the case may be, unless US LLC has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. US LLC and the Parent will prepare a supplement to the Canadian Base Prospectus in accordance with the requirements of Canadian Securities Law and a supplement to the U.S. Base Prospectus consisting of the supplement to the Canadian Base Prospectus modified as required or permitted by Form F-10 or Form F-3, in each case in a form approved by the Representatives and (i) US LLC will file such supplement to the Canadian Base Prospectus with the Qualifying Authorities pursuant to Canadian Securities Law not later than the close of business on the second business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Canadian Securities Law, and (ii) US LLC and the Parent will file such supplement to the U.S. Base Prospectus with the Commission pursuant to Rule 424(b) under the Act or General Instruction II.L. of Form F-10, as applicable, not later than the Commission’s close of business on the next business day following such filing with the Qualifying Authorities or, if applicable, such earlier time as may be required by such Rule 424(b) under the Act or General Instruction II.L. of Form F-10 or as may be required by Canadian Securities Law; to make no further amendment or supplement to the Registration Statement, the U.S. Base Prospectus, the Canadian Base Prospectus, the U.S. Preliminary Prospectus or the Canadian Preliminary Prospectus after the date of this Agreement and prior to the Closing Date unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement relating to, or affecting, the Securities after such Closing Date and furnish the Representatives with copies thereof; to file promptly with the Qualifying Authorities all necessary marketing materials required to be filed under Canadian Securities Law and all documents required to be filed by US LLC and the Parent with the Qualifying Authorities that are deemed to be incorporated by reference into the Canadian Base Prospectus and the U.S. Base Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by US LLC or the Parent with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Base Prospectus, the U.S. Base Prospectus or the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any amended prospectus has been filed with the Qualifying Authorities or the Commission, of the issuance by any Qualifying Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus, relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by any Qualifying Authority or the Commission for the amending or supplementing of the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or for additional information relating to the Securities, the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(b)           US LLC shall deliver to the Representatives’ counsel prior to or contemporaneously, as nearly as practicable, with the filing with the Qualifying Authorities of the Canadian Final Supplement for the offering of the Securities, a copy of the following for each of the Representatives and Representatives’ counsel:

(i)            the Canadian Final Prospectus, in the English and French languages as filed with the Qualifying Authorities, signed and certified as required by Canadian Securities Law;

(ii)           all documents, in the English and French languages, incorporated by reference, or containing information incorporated by reference, into the Canadian Final Prospectus, and any other document required to be filed by US LLC or the Parent prior to the filing of the Canadian Final Supplement under the laws of the Qualifying Provinces in compliance with Canadian Securities Law in connection with the distribution of the Securities, if such documents have not previously been delivered to the Representatives’ counsel, which documents may be delivered in electronic form;

(iii)          an opinion dated the date of the Canadian Final Supplement, in form and substance satisfactory to the Representatives acting reasonably, of Lavery, de Billy, L.L.P. addressed to US LLC, the Parent, the Representatives and counsel to US LLC and the Parent and the Representatives, to the effect that the French version of the Canadian Final Prospectus and the documents incorporated by reference therein, in each case, and except for certain financial statements, auditors reports, accounting or statistical information (including the Historical Financial Statements) and other numerical data (collectively, the “Financial Information”), is in all material respects a complete and proper translation of the English version thereof;  and

(iv)          an opinion dated the date of the Canadian Final Supplement, in form and substance satisfactory to the Representatives acting reasonably, of Deloitte LLP, auditors for the Parent, addressed to US LLC, the Parent, the Representatives and counsel for US LLC, the Parent and the Representatives, to the effect that the Financial Information contained or incorporated by reference in the French version of the Canadian Final Supplement, and the documents incorporated by reference therein, is, in all material respects, a complete and proper translation of the Financial Information contained or incorporated by reference in the English version thereof.

(c)           To prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by you and attached as Schedule IV hereto and to file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(d)           If, at any time prior to the filing of the U.S. Final Prospectus or the Canadian Final Prospectus, any event occurs as a result of which the Disclosure Package or the Canadian Preliminary Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, US LLC will (i) notify promptly the Representatives so that any use of the Disclosure Package and the Canadian Preliminary Prospectus may cease until they are amended or supplemented; (ii) amend or supplement the Disclosure Package and the Canadian Preliminary Prospectus to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.

(e)           If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or under Canadian Securities Law, any event occurs as a result of which the U.S. Final Prospectus or the Canadian Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or amend or supplement the U.S. Final Prospectus or Canadian Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder or to comply with Canadian Securities Law, including in connection with the use or delivery of the U.S. Final Prospectus or the Canadian Final Prospectus, (i) US LLC promptly will notify the Representatives of any such event, (ii) US LLC and the Parent promptly will prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) US LLC and the Parent promptly will each use its respective best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the use of the U.S. Final Prospectus or, in the case of the Canadian Final Prospectus, use its respective best efforts to obtain a Receipt for any amendment to the Canadian Final Prospectus from the Principal Regulator as soon as practicable in order to avoid any disruption in the use of the Canadian Final Prospectus and (iv) US LLC promptly will supply any amended or supplemented U.S. Final Prospectus and Canadian Final Prospectus to you in such quantities as you may reasonably request.

(f)            As soon as practicable, the Parent will make generally available to its security holders and to the Representatives an earnings statement or statements of the Parent and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(g)           US LLC and the Parent will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement and of the Canadian Final Prospectus (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and of the Canadian Final Prospectus and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or by Canadian Securities Law, as many copies of the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Issuer Free Writing Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto as the Representatives may reasonably request.  US LLC and the Parent will pay the expenses of printing or other production of all documents relating to the offering.

(h)           Each of US LLC and the Parent agree that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with US LLC and the Parent that, unless it has or shall have obtained, as the case may be, the prior written consent of US LLC or the Parent, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by US LLC or the Parent with the Commission or retained by US LLC or the Parent under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(c) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing

Prospectuses included in Schedule III hereto and any electronic road show.  Any such free writing prospectus consented to by the Representatives or US LLC or the Parent is hereinafter referred to as a “Permitted Free Writing Prospectus.”  Each of US LLC and the Parent agree that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i)            US LLC and the Parent will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by US LLC or the Parent or any affiliate of US LLC or the Parent or any person in privity with US LLC or the Parent or any affiliate of US LLC or the Parent), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by US LLC or the Parent (other than the Securities) or publicly announce an intention to effect any such transaction, until the Closing Date.  For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by US LLC or the Parent and the Parent’s subsidiaries under any commercial paper program or under their revolving credit facilities in effect on the date hereof.

(j)            US LLC and the Parent have not, and will not, take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of the Securities.

(k)           US LLC and the Parent jointly and severally covenant and agree with the several Underwriters that US LLC and the Parent will pay or cause to be paid the following:  (i) the fees, disbursements and expenses of US LLC and the Parent’s counsel and accountants in connection with the filing with respect to the Securities under Canadian Securities Law, the registration of the Securities under the Act and any listing of the Securities on a stock exchange, and all other expenses in connection with the preparation, printing and filing in the Qualifying Provinces and the United States of America, as may be applicable, of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) subject to such limitation as may be set forth in this Agreement, the cost of printing or producing any agreement among the Underwriters and this Agreement; (iii) the cost of printing or producing any Indenture, any Blue Sky and Legal Investment Memoranda, the Registration Statement, each U.S. and Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iv) subject to such limitation as may be set forth in this Agreement, all reasonable expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(g) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (v) any fees charged by securities rating services for rating the Securities; (vi) any filing fees incident to any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Securities; (vii) the cost of preparing the Securities; (viii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities; and (ix) all other costs and expenses incident to the performance of its obligations pursuant to this Agreement which are not otherwise specifically provided for in this Section.  It is understood, however, that, except as otherwise specifically provided in this Section and Section 8, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any “tombstone” advertisement related to the offering of the Securities; provided, that no such tombstone advertisement shall be published without the prior approval of US LLC or the Parent, which approval shall not be unreasonably withheld.

6.             Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of US LLC and the Parent contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of US LLC and the Parent made in any certificates pursuant to the provisions hereof, to the performance by US LLC and the Parent of their respective obligations hereunder and to the following additional conditions:

(a)           The Canadian Final Supplement shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures within the applicable time period prescribed for such filing thereunder and the U.S. Final Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act and General Instruction II.L. of Form F-10, as applicable, within the applicable time period prescribed for such filings by the rules and regulations under the Act and, in each case, in accordance with Section 5(a) hereof; the March 2017 Marketing Materials required to be filed by US LLC or the Parent with the Qualifying Authorities shall have been filed within the applicable time period prescribed for such filings under Canadian Securities Law and the final term sheet contemplated by Section 5(c) hereto, and any other material required to be filed by US LLC or the Parent pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of US LLC or the Parent, threatened by the Commission; no order having the effect of preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of US LLC or the Parent, threatened by any Qualifying Authorities; and all requests for additional information on the part of any Qualifying Authority and the Commission shall have been complied with to the Representatives’ reasonable satisfaction;

(b)           US LLC and the Parent shall have requested and caused Torys LLP, Canadian and United States counsel for US LLC and the Parent, Willkie Farr & Gallagher LLP, special counsel for US LLC and the Parent, and local counsel in each province of Canada other than Ontario and Alberta, to have furnished to the Representatives their opinions, dated the Closing Date and addressed to the Representatives, in form and substance reasonably satisfactory to the Representatives.  In rendering such opinion, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of US LLC or the Parent and public officials.

(c)           The Representatives shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and US LLC and the Parent shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters (it being understood that, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, such counsel shall be entitled to rely on the opinion of Canadian counsel to US LLC and the Parent delivered pursuant to Section 6(b) hereof).

(d)           The Representatives shall have received an appropriate legal opinion, dated the Closing Date, in form and substance satisfactory to the Representatives acting reasonably, addressed to the Representatives and their counsel, of Lavery, de Billy L.L.P. as to compliance with the laws of Québec relating to the use of the French language in connection with the documents, including the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto and the Securities to be delivered to purchasers in the Province of Québec.

(e)           The Parent shall have furnished to the Representatives a certificate of the Parent, signed by the Chairman of the Board or the Chief Executive Officer and the principal financial or accounting officer of the Parent, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i)            the representations and warranties of US LLC and the Parent in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and US LLC and the Parent have complied with all the agreements and satisfied all the conditions on their respective parts to be performed or satisfied at or prior to the Closing Date;

(ii)           no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to US LLC’s or the Parent’s knowledge, threatened; and

(iii)          since the date of the most recent financial statements included in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Parent and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto).

(f)            The Parent shall have requested and caused Deloitte LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, concerning the financial information with respect to the Parent set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus.

(g)           Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereto) the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (e) of this Section 6; (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), prospects, earnings, business or properties of the Parent and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereto), the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto); or (iii) any decrease in the rating of any of US LLC’s or the Parent’s debt securities by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(h)           Prior to the Closing Date, US LLC and the Parent shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Parent in writing or by telephone or facsimile confirmed in writing.

7.             Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of US LLC or the Parent to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Parent will reimburse the Underwriters severally through the Representatives on demand for all expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.             Indemnification and Contribution.

(a)           US LLC and the Parent agree to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, the Canadian Securities Law or other Federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any electronic road show, the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(c) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that US LLC and the Parent will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to US LLC or the Parent by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which US LLC or the Parent may otherwise have.

(b)           Each Underwriter severally and not jointly agrees to indemnify and hold harmless each of US LLC and the Parent, each of their directors, each of their officers who sign the Registration Statement or the Canadian Final Prospectus, and each person who controls US LLC or the Parent within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from US LLC and the Parent to each Underwriter, but only with reference to written information relating to such Underwriter furnished to US LLC or the Parent by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. US LLC and the Parent acknowledge that the statements set forth (i) in the paragraph under the fee table on the cover page regarding delivery of the Securities and, under the heading “Underwriting”, (ii) the list of Underwriters and their respective participation in the sale of the Securities, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus or any Issuer Free Writing Prospectus.

(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)           In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, US LLC, the Parent and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which US LLC or the Parent and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by US LLC or the Parent on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, US LLC, the Parent and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of US LLC or the Parent on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by US LLC and the Parent shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by US LLC, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus and the Canadian Final Prospectus.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by US LLC or the Parent on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  US LLC, the Parent and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls US LLC or the Parent within the meaning of either the Act or the Exchange Act, each officer of US LLC or the Parent, respectively, who shall have signed the Registration Statement or the Canadian Final Prospectus, and each director of US LLC or the Parent shall have the same rights to contribution as US LLC or the Parent, subject in each case to the applicable terms and conditions of this paragraph (d).

9.             Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter, US LLC or the Parent.  In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to US LLC or the Parent and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.          Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Parent prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Parent’s Class A Limited Voting Shares shall have been suspended by the Commission, any Qualifying Authority, the New York Stock Exchange or the Toronto Stock Exchange or trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared either by U.S. Federal, New York State or Canadian authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus,  the Canadian Final Prospectus or the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).

11.          Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of each of US LLC, the Parent or their officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter,

US LLC or the Parent or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.          Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.: (646) 291-1469) and confirmed to (i) c/o Deutsche Bank Securities Inc., at 60 Wall Street, New York, New York, 10005, Attention: Debt Capital Markets Syndicate, (ii) the General Counsel, Deutsche Bank Securities Inc., at 60 Wall Street, New York, New York, 10005, Attention: General Counsel (fax no.: (212) 797-4561) and (iii) the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention:  General Counsel (fax no.:  (646) 291-1469); or, if sent to (i) the Parent, will be mailed, delivered or telefaxed to (416) 363-2856 and confirmed to it at Brookfield Place, Suite 300, 181 Bay Street, Toronto, ON M5J 2T3, Attention: Kelly Marshall, Managing Partner or (ii) US LLC, will be mailed, delivered or telefaxed to (212) 417-7272 and confirmed to it at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023, Attention: Finance & Treasury Group.

13.          Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14.          No fiduciary duty.  US LLC and the Parent hereby acknowledge that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between US LLC and the Parent, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of US LLC or the Parent and (c) US LLC and the Parent’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, US LLC and the Parent agree that they are solely responsible for making their own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising US LLC or the Parent on related or other matters).  US LLC and the Parent agree that they will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to US LLC or the Parent, in connection with such transaction or the process leading thereto.

15.          Integration.  This Agreement supersedes all prior agreements and understandings (whether written or oral) between US LLC, the Parent and the Underwriters, or any of them, with respect to the subject matter hereof.

16.          Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.          Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the indemnifying party will indemnify each indemnified party or other person to whom such amount is due against any loss incurred by such indemnified party or other person, as the case may be, as a result of any variation as between (i) the rate of exchange at which the currency amount of the country of the indemnified party is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such indemnified party or other person, as the case may be, is able to purchase the currency, of the country of the indemnified party with the amount of the judgment currency actually received by such indemnified party or other person, as the case may be. The foregoing indemnity shall constitute a separate and independent obligation of each indemnifying party and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into the currency of the country of the indemnified party.

18.          Submission to Jurisdiction; Agent for Service.  Each of US LLC and the Parent hereby irrevocably agree that any legal suit, action or proceeding arising out of or based upon this Agreement or the transaction contemplated hereby may be instituted in any state or federal court in The City of New York and in the respective courts of each party’s own corporate or limited liability company (or, in the case of the Underwriters, partnership) domicile with respect to actions brought against it, hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any state or federal court in The City of New York and hereby irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. The Parent has appointed Torys LLP, 1114 Avenue of the Americas, 23rd Floor, New York, New York, 10036.7703 as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transaction contemplated hereby which may be instituted in any state or federal court in The City of New York, expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and designates its domicile, the domicile of Torys LLP specified above and any domicile that Torys LLP may have in the future as its domicile to receive any notice hereunder (including service of process). Such appointment shall be irrevocable. If for any reason Torys LLP (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, the Parent will promptly appoint a successor agent for this purpose reasonably acceptable to the Representatives. The Parent represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, the Parent agrees to take any and all action, including the filing of any and all documents and instruments, as may be necessary to continue such designation and appointment of the Authorized Agent in full force and effect, as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Parent shall be deemed, in every respect, effective service of process upon the Parent.

19.          Waiver of Jury Trial.  US LLC, the Parent and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

20.          Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.  This Agreement may be signed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

21.          Headings.  The section headings used herein are for convenience only and shall not affect the construction hereof.

22.          Definitions.  The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the U.S. Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

“Applicable Securities Laws” means Canadian Securities Law and U.S. Securities Law.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto, Canada.

“Canadian Base Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Supplement” has the meaning set forth in Section 1(a) hereof.

“Canadian Preliminary Prospectus” has the meaning set forth in Section 1(a) hereof.

“Closing Date” has the meaning set forth in Section 3 hereof.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the U.S. Preliminary Prospectus used most recently prior to the Execution Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, and any post-effective amendment or amendments thereto became or becomes effective or any prospectus supplement is filed pursuant to Rule 424(b) under the Act or General Instruction II.L. of Form F-10.

“Encumbrance” shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest of any nature;

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Historical Financial Statements” means the audited consolidated balance sheets of the Parent as at December 31, 2015 and December 31, 2014, the audited consolidated statements of operations, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2015 and December 31, 2014, the unaudited consolidated balance sheet of the Parent as at September 30, 2016 and the unaudited consolidated statements of operations, statements of comprehensive income, statements of changes in equity and statements of cash flows for the three and nine months ended September 30, 2016 and September 30, 2015, together with the notes thereto, in each case as incorporated by reference into the Canadian Final Prospectus.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“March 2017 Marketing Materials” means the documents dated March 7, 2017 entitled “Preliminary Term Sheet” and “Final Term Sheet” that constitute the template versions of marketing materials that are required to be filed with the Qualifying Authorities in accordance with NI 44-102.

“marketing materials” has the meaning ascribed thereto in NI 41-101.

“material” or “materially”, when used in relation to the Parent, means material in relation to the Parent and its subsidiaries on a consolidated basis.

“Material Adverse Effect” shall mean a material adverse effect on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), prospects or capital of the Parent and its subsidiaries on a consolidated basis;

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements of the Canadian Securities Administrators, as amended from time to time.

“NI 44-101” has the meaning set forth in Section 1(a) hereof.

“NI 44-102” has the meaning set forth in Section 1(a) hereof.

“Registration Statement” has the meaning set forth in Section 1(b) hereof.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 424(b)” and “Rule 433” refer to such rules under the Act.

“standard term sheet” has the meaning ascribed thereto in NI 41-101.

“template version” has the meaning ascribed thereto in NI 41-101.

“Trust Indenture Act” shall mean the U.S. Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

“Underwriting Commission” has the meaning set forth in Section 2 hereof.

“U.S. Base Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Final Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Preliminary Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Securities Law” means collectively, the U.S. Sarbanes-Oxley Act of 2002, the Act, the Exchange Act, the rules and regulations of the Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in the U.S. Sarbanes-Oxley Act of 2002) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the New York Stock Exchange rules.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the  enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among US LLC, the Parent and the several Underwriters.

Very truly yours,

Brookfield Finance LLC

By:	Brookfield Finance LLC

By:	/s/ Joshua Zinn
	Name:	Joshua Zinn
	Title:	Vice President and
Chief Financial Officer

Brookfield Asset Management Inc.

By:	Brookfield Asset Management Inc.

By:	/s/ Kelly Marshall
	Name:	Kelly Marshall
	Title:	Managing Partner

[Signature page to the Underwriting Agreement]

The foregoing Agreement is

hereby confirmed and accepted

as of the date specified in

Schedule I hereto.

Citigroup Global Markets Inc.

By:	Citigroup Global Markets Inc.

By:	/s/ Adam D. Bordner
Name: Adam D. Bordner
Title: Vice President

Deutsche Bank Securities Inc.

By:	Deutsche Bank Securities Inc.

By:	/s/ Timothy Azoia	By:	/s/ Ryan Montgomery
	Name: Timothy Azoia		Name: Ryan Montgomery
	Title: Director		Title: Managing Director

For themselves and the other

several Underwriters, if any,

named in Schedule II to the

foregoing Agreement.

Signature page to the Underwriting Agreement]

SCHEDULE I

Underwriting Agreement dated March 7, 2017

Registration Statement Nos. 333-215992 and 333-215992-01

Representatives: Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Title, Purchase Price and Description of Securities:

Title:	4.000% Notes due 2024

Principal Amount:	US$750,000,000

Price to Public:	US$748,065,000 plus accrued interest from March 10, 2017

Underwriting Commission:	0.625% (US$4,687,500)

Closing Date and Time: March 10, 2017 at approximately 9:00 a.m.

Type of Offering:  Non-delayed

Date referred to in Section 5(i) after which US LLC or the Parent may offer or sell debt securities issued or guaranteed by US LLC or the Parent without the consent of the Representative(s): the Closing Date

SCHEDULE II

Underwriters	Principal Amount of Securities to be Purchased

Citigroup Global Markets Inc.	US$	265,313,000
Deutsche Bank Securities Inc.	265,312,000
Banco Bradesco BBI S.A.	24,375,000
BNP Paribas Securities Corp.	24,375,000
Itau BBA USA Securities, Inc.	24,375,000
MUFG Securities Americas Inc.	24,375,000
Mizuho Securities USA Inc.	24,375,000
Natixis Securities Americas LLC	24,375,000
Santander Investment Securities Inc.	24,375,000
SG Americas Securities, LLC	24,375,000
SMBC Nikko Securities America, Inc.	24,375,000
Total	US$	750,000,000

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

1.                Final term sheet, dated March 7, 2017, a copy of which is attached in Schedule IV hereto.

SCHEDULE IV

Filed Pursuant to Rule 433

Registration Nos. 333-215992 and 333-215992-01

March 7, 2017

BROOKFIELD FINANCE LLC

US$750,000,000 4.000% NOTES DUE 2024

PRICING TERM SHEET

March 7, 2017

Issuer:	Brookfield Finance LLC

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.000% Senior Unsecured Notes due April 1, 2024

Expected Ratings*:	[Redacted]

Ranking:	Senior Unsecured

Size:	US$750,000,000

Trade Date:	March 7, 2017

Expected Settlement Date:	March 10, 2017 (T+3)

Maturity Date:	April 1, 2024

Coupon:	4.000%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2017

Price to Public:	99.742%

Benchmark Treasury:	UST 2.125% due February 29, 2024

Benchmark Treasury Price & Yield:	98-19+; 2.342%

Spread to Benchmark Treasury:	+ 170 basis points

Yield:	4.042%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to February 1, 2024, treasury rate plus 30 basis points

Par Call:	At any time on or after February 1, 2024, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271RAA7 / US11271RAA77

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

MUFG Securities Americas Inc.

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or by emailing prospectus@citi.com or by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by emailing prospectus.CPDG@db.com.